January 28, 2008

Mail Stop 3561

By U.S. Mail and facsimile to (650) 378-5313

Mr. Douglas W. Stotlar
Chief Executive Officer
Con-Way Inc.
2855 Campus Drive, Suite 300
San Mateo, CA 94403

>   **Re: Con-Way Inc.**
>   **Definitive 14A**
>   **Filed March 9, 2007**
>   **File No. 001-05046**

Dear Mr. Stotlar:

We have completed our review of your executive compensation and related disclosure, and we have no further comments at this time.

Please note that the company is responsible for the adequacy and accuracy of the disclosure in its filing. We are not approving any proposed disclosure you may have included in your response letter or any disclosure you include in your future filings in response to our comments.

If you have any further questions regarding our review of your filing, please call me at (202) 551-3314.

Sincerely,

Daniel Morris
Attorney-Advisor